
03057084



SonoSite

ANNUAL REPORT

2002

SonoSite delivers essential ultrasound tools and services that enable clinicians to improve health care, outcomes and productivity.

Financial Summary 2002

Statement of Operations Data

(in thousands, except per share and gross margin data)

	2002	2001	2000	1999	1998
Revenues	$ 73,035	$ 45,695	$ 32,037	$ 10,310	$ 973
Total operating expenses	$ 51,505	$ 40,225	$ 33,853	$ 26,937	$ 14,498
Net loss	$ 7,731	$ 16,409	$ 18,972	$ 21,612	$ 13,025
Net loss per share	$ 0.59	$ 1.59	$ 2.01	$ 3.08	$ 2.72
Gross margin	59%	52%	42%	36%	-
Weighted average shares used in computing net loss per share	13,075	10,300	9,418	7,025	4,796

Balance Sheet Data

	2002	2001	2000	1999	1998
Cash and investments	$ 65,821	$ 33,116	$ 29,285	$ 53,010	$ 7,526
Total assets	$ 105,877	$ 63,076	$ 58,024	$ 69,726	$ 23,290
Total shareholders' equity	$ 92,614	$ 55,683	$ 47,808	$ 63,709	$ 19,833

Year End Results


Revenue
(in millions of dollars)
.97
10.3
32.0
45.7
73.0
98
99
00
01
02
Gross Margin
36%
42%
52%
59%
98
99
00
01
02
Net Loss
(in millions of dollars)
98
99
00
01
02
13.0
21.6
19.0
16.4
7.7

o our Fellow Shareholders: I am pleased to report that 2002 was another year of record progress for your company.

We began 2002 with a clear focus on our key markets. This focus was supported by an increasing clinical validation of our product equivalence to high resolution ultrasound. Our goal was to continue innovating while confirming the value of our technology and business approach.

We finished 2002 with product sales into 22 discrete market segments, strong concentration in six core segments, major revenue growth, and our first profitable quarter. We have created a viable market for higher-performing, portable ultrasound systems, and customers clearly see value in our products. We also refined the estimates of the global market opportunity – its size, segmentation and growth drivers.

For SonoSite, 2002 was a year of major accomplishments in transforming the use of ultrasound in medicine. I am particularly proud of the following results:

> Shipment of our 10,000th system
> Expansion of direct sales forces in key markets of the U.S. and Europe
> Introduction of our newest product line, the three-pound *iLook* series
> Launch of the *SonoHeart ELITE* for cardiovascular imaging
> Completion of a secondary equity offering, raising net proceeds of $42.6 million
> First profitable quarter in Q4 with profits of $869,000 or $0.06 per share on revenues of $25.1 million
> Year-over-year revenue growth of 60 percent and a loss reduction of 53 percent

To put our industry leadership in context, consider the history of medicine. Since the days when Florence Nightingale walked among her patients more than a century ago, health care professionals have sought to bring the best medical care available to patients' bedsides. The same holds true today. What's changed – especially in the past few years – is the kind of care that can be brought to a patient, whether in an emergency room, the hospital bedside, a surgical suite, or a doctor's office. Just as laptops and cell phones have changed our everyday communication, SonoSite is transforming the way we provide everyday medical care at the point of care.



Your company has made substantial progress in growth, market expansion and profitability. During 2002 we grew profitability by continuing to:

> Advance technologies that increase clinical productivity and functionality
> Develop products and services that bring value to the health care industry
> Target new markets and channels for distribution and service

We are well positioned to serve these markets with our three-tiered product solution, a full-scale direct sales force in key markets, and an understanding of which customers can be served most profitably using various channels.

I want to thank you for your support and belief in the power of visual medicine. I also want to thank our employees for their dedication and commitment. Most of all, we can all be thankful that patients around the world are receiving better care in part because of SonoSite.

Kevin M. Goodwin
President and Chief Executive Officer

SonoSite's Family of Products

Over 10,000 systems in use worldwide.


SonoSite
180

SonoSite® 180PLUS system for general imaging


iLook
SonoSite

iLook™ 15 imaging tool for bedside imaging


SonoSite

SonoHeart® ELITE system for cardiovascular imaging


iLook
SonoSite

iLook™ 25 imaging tool for vascular access guidance

Corporate Information

Board of Directors

Kirby L. Cramer, Chairman (Non-Executive)
Chairman Emeritus and
Former Chief Executive Officer,
Hazleton Laboratories

Kevin M. Goodwin
President and Chief Executive Officer,
SonoSite, Inc.

Edward V. Fritzky
Retired Chairman and
Chief Executive Officer, Immunex Corp.

Steven R. Goldstein, M.D.
Professor of Obstetrics and Gynecology
New York University School of Medicine
Director of Gynecological Ultrasound
Department of Obstetrics and Gynecology
New York University Medical Center

Ernest Mario, Ph.D.
Chairman, IntraBiotics Pharmaceuticals, Inc.

William G. Parzybok, Jr.
Former Chief Executive Officer, Fluke Corp.

Jeffrey Pfeffer, Ph.D.
Thomas D. Dee II Professor of
Organizational Behavior Graduate School
of Business, Stanford University

Dennis A. Sarti, M.D.
Vice President and Medical Director
Beverly Radiology Medical Group and RADNET

Richard S. Schneider, Ph.D.
Former General Partner, Domain Associates

Jacques Souquet, Ph.D.
Former Chief Technology Officer,
Philips Medical Systems

Executive Officers

Kevin M. Goodwin
President and Chief Executive Officer

Michael J. Schuh
Chief Financial Officer

Ronald S. Dickson
Chief Business Development Officer,
U.S. Government

Bradley G. Garrett
Chief Customer Fulfillment Officer

David H. Gusdorf
Vice President and General Manager, Japan

Juin-Jet Hwang, Ph.D.
Chief Technology Officer

Kathleen K. Hannah
Vice President of Human Resources
and Facilities

Blake W. Little
Vice President of Engineering

Kathy Surace-Smith
Vice President, General Counsel and Secretary

Daniel S. Walton
Vice President and General Manager,
The Americas

Legal Counsel

Orrick, Herrington & Sutcliffe LLP
719 Second Avenue
Suite 900
Seattle, WA 98104

Independent Auditors

KPMG LLP
801 Second Avenue
Suite 900
Seattle, WA 98104

Transfer Agent

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
1-800-446-2617
Hearing Impaired (TDD): 1-800-952-9245
www.equiserve.com

Annual Meeting

8 a.m., Tuesday, April 29, 2003
SonoSite Headquarters
21919 30th Drive SE
Bothell, WA 98201-3904

Directions to SonoSite are available on SonoSite's website by clicking on the link at the bottom of the homepage.

Investor Relations

SonoSite, Inc.
21919 30th Drive SE
Bothell, WA 98021-3904
425-951-1333

Kelly Ford, Investor Relations Director

SonoSite news releases are available via BusinessWire. To receive SonoSite news releases by Email, call 425-951-1333, or access news releases on SonoSite's website by clicking on "Investors" on the homepage.


SonoSite

ULTRASOUND.
Anytime. Anywhere.



Corporate Headquarters

SonoSite, Inc.
21919 30th Drive SE
Bothell, WA 98021-3904
Phone: 425-951-1200
Fax: 425-951-1201
www.sonosite.com

European Headquarters

SonoSite, Ltd.
40A Wilbury Way
Hitchin, Hertfordshire SG4 OTP
United Kingdom
Phone: 44-1767-313-117
Fax: 44-1767-312-400
Email: europe@sonosite.com